Mail Stop 3561

May 2, 2007

Cory Heitz, Chief Executive Officer
MH&SC, Incorporated
3505 Castlegate Ct.
Lexington, KY 40502

> **Re: MH&SC, Incorporated**
> **Amendment No. 1 to Form SB-2**
> **Filed April 6, 2007**
> **File No. 333-141010**

Dear Mr. Heitz:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Selling Shareholders, page 13

1. We note your response to comment 5 in our letter dated March 28, 2007. Please revise to include the information in a footnote that describes the relationship between the natural person and the entity. In addition, please include all of the information required by Item 507, including columns that show the number of shares owned before the offering and the amount and percentage owned after the offering.

Certain Relationships and Related Transactions, page 27

2. We note your response to comment 15 in our letter dated March 28, 2007. Please revise to describe the number of units or interests received and the number of shares that were received for these units or interests in connection with the exchange agreement.

Managements Discussion and Analysis of Financial Condition and results of Operations,
page 24

3. Please revise to discuss your consolidated results of operations since you acquired
   My Health & Safety Supply Company, LLC. It appears that your discussion has
   been limited solely to your subsidiary's results in this regard.

MH&SC, Inc. Consolidated Financial Statements

4. Your disclosure indicates that you were incorporated on January 30, 2006. Please
   explain why you have presented a balance sheet, statements of operations and
   cash flows as of and for the period ended December 31, 2006.

Consolidated Statements of Operations, page F-3

5. We note from both your unaudited pro forma condensed statements of operations
   and from your discussion in MD&A that your statement of operations appears to
   include the results of My Health & Safety Supply Company, LLC for the entire
   year ended December 31, 2006. Please revise the audited financial statements to
   limit the results of operations of My Health & Safety Supply Company, LLC to
   the period following the acquisition. Your statement of cash flows should be
   similarly revised.

Consolidated Statement of Changes in Stockholders' Equity, page F-4

6. We have reviewed your brief response to our prior comment 21. Absent
   compelling evidence to the contrary, we generally believe the best indicators of
   fair value are contemporaneous sales of identical or similar equity instruments,
   which should be used as the basis for the measurement of the fair value of the
   goods or services received. Since you sold shares from June 2006 to September
   2006 at a price of $0.10 per share, it appears that the shares you issued to the
   former members of My Health & Safety Supply Company, LLC should have been
   valued at this price. If you believe otherwise, please provide us with a detailed
   explanation.

Note 6 - Stockholders' Equity, page F-15

7. We note that 10,000,000 of 15,000,000 founders' shares issued were subsequently
   returned to the company. However, your financial statements do not appear to
   reflect this event. Please advise.

Loss per Share of Common Stock, page F-11

8. Please reconcile the number of weighted-average common shares outstanding disclosed in your note with the number used in the calculation of earnings per share on the face of your statement of operations.

Recently Issued Accounting Standards, page F-11

9. Please update your disclosures to discuss the impact upon adoption of the standards you were already required to adopt.

Note 8-Acquisition of My Health & Safety Supply Company, LLC, page F-17

10. Please provide us with a detailed analysis of the weighted-average number of shares used in calculating pro forma earnings per share.

My Health and Safety Supply Company, LLC Financial Statements

11. Please revise to include audited financial statements for the two most recent fiscal years. Refer to Item 310(c)(3)(i) of Regulation S-B.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Scott Ruggiero, Accountant, at (202) 551-3331 or William Choi, Accounting Branch Chief, at (202) 551-3716 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Peggy Kim, Senior Staff Attorney, at (202) 551- 3411 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael T. Williams, Esq.
        Williams Law Group, P.A.